FORM 11-K


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1999.

                                      OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________ to ________________

Commission file number 0-20793

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             SMITHWAY MOTOR XPRESS, INC. 401(k) RETIREMENT SAVINGS
                              AND INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Smithway Motor Xpress Corp.
                               2031 Quail Avenue
                            Fort Dodge, Iowa  50501

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                       Financial Statements and Schedule

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN



                                Table of Contents



                                                                           Page

Independent Auditors' Report                                                  1

Statements of Net Assets Available for Plan Benefits                          2

Statements of Changes in Net Assets Available for Plan Benefits               2

Notes to Financial Statements                                                 3

Schedule

1    Item 27a - Schedules of Assets Held for Investment Purposes              6

                          Independent Auditors' Report



     The Plan Trustees
     Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan:


     We have audited the statements of net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audit of the Plan's financial statements as of and for the years ended December 31, 1999 and 1998, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


     KPMG LLP
     Des Moines, Iowa
     June 6, 2000

                                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                            Statements of Net Assets Available for Plan Benefits

                                           December 31, 1999 and 1998



                                                                                       1999            1998
                                                                                  --------------  ---------------
Assets:
   Cash                                                                           $     439,946          375,187
                                                                                  --------------  ---------------

   Investments:
     Investment in registered investment companies                                    9,352,826        6,199,616
     Common stock                                                                     1,862,419        3,562,971
     Loans to participants                                                              888,369          920,114
                                                                                  --------------  ---------------

                                                                                     12,103,614       10,682,701

   Contributions receivable - employees                                                 144,839          108,783
   Contributions receivable - employer                                                  262,998          229,526
   Other receivables                                                                        413           11,186
                                                                                  --------------  ---------------

           Total assets                                                              12,951,810       11,407,383

Liabilities (note 6)                                                                     55,325           29,137
                                                                                  --------------  ---------------

           Net assets available for benefits (note 2)                             $  12,896,485       11,378,246
                                                                                  ==============  ===============




                        Statements of Changes in Net Assets Available for Plan Benefits

                                     Years ended December 31, 1999 and 1998


                                                                                       1999             1998
                                                                                  --------------  ---------------

Additions to net assets attributed to:
   Employer contributions (note 3)                                                $     263,398          225,379
   Employee contributions and rollovers (note 3)                                      1,703,325        1,289,811
   Net investment income (loss) (notes 2 and 8)                                         837,741       (1,433,705)
                                                                                  --------------  ---------------

           Total additions                                                            2,804,464           81,485
                                                                                  --------------  ---------------

Deductions from net assets attributed to:
   Benefits paid to participants (note 5)                                             1,189,404        1,668,849
   Administrative fees                                                                   92,138           39,628
   Other                                                                                  4,683              187
                                                                                  --------------  ---------------

           Total deductions                                                           1,286,225        1,708,664
                                                                                  --------------  ---------------

           Net increase (decrease) in net assets available for benefits               1,518,239      (1,627,179)

Net assets available for benefits:
   Beginning of year                                                                 11,378,246       13,005,425
                                                                                  --------------  ---------------

   End of year                                                                    $  12,896,485       11,378,246
                                                                                  ==============  ===============


See accompanying notes to financial statements.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



  (1)   Summary of Significant Accounting Policies

        Plan Information and Basis of Presentation

        The accompanying financial statements of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan (the Plan) have been prepared on the accrual basis of accounting and are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored by Smithway Motor Xpress Corp. (the
        Company) and has two entry dates per year. Full-time employees are eligible for participation in the Plan on the next entry date after completing one year of service. Participants should refer to the Plan agreement for more complete information.

        Investments

        Investments, other than loans, are reported at fair value, as determined by using available market information. Loans to participants are valued at their unpaid principal balance, representing estimated fair value.

        Net  investment  income  includes  investment  income,   realized  gains
        (losses), and unrealized appreciation (depreciation) on investments held.

        Administrative Fees

        Certain administrative fees are paid by the Company.

        Income Taxes

        The Internal Revenue Service has issued a determination letter that the Plan is qualified, and the trust established under the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. An updated determination letter has not been requested; however, UMB Bank (the Plan Administrator) and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of December 31, 1999 and 1998. Future qualification of the Plan will depend on continuing operation in compliance with the Internal Revenue Code.

        Use of Estimates

        The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


        Effect of New Accounting Standards

        In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

  (2)   Net Assets Available for Benefits

        The Plan Administrator maintains funds received from the Plan primarily in registered investment companies or in the Company's common stock.

  (3)   Contributions

        Under the terms of the Plan agreement, the Company may, at its discretion, make annual contributions to the Plan, which shall be allocated to eligible participants based on a percentage of the total deferred compensation contributed during the Plan year.

        Employees may make voluntary contributions to the Plan up to 15% of their compensation, subject to certain limitations as specified in the Plan agreement.

  (4)   Participant Accounts

        Each   participant's   account  is  credited   with  the   participant's
        contribution, the employer's contribution, and an allocation of Plan earnings. Each participant will be permitted to direct the Plan Administrator to invest their individual accounts into various approved investments permitted under the Plan.

        Participants are immediately vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of their accounts is based on years of service in which the participant has completed at least 1,000 hours of service. A participant is 100% vested after six years of service.

  (5)   Benefits

        Under the terms of the Plan agreement, participants or their beneficiaries are eligible for benefits upon retirement, death, or disability. Benefits shall be distributed through one of several options selected by the participants, as defined in the Plan agreement.

  (6)   Liabilities

        Liabilities include refunds payable for excess contributions received by the Plan which are reimbursable to the participants, benefit claims payables, and other miscellaneous operating payables.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



  (7)   Plan Termination

        Although the Company has not expressed any intent to terminate its participation in the Plan, it may do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future time, all participants become 100% vested in benefits earned as of the termination date.

  (8)   Investments

        The fair values of the investments of the Plan at December 31, 1999 and 1998 were as follows:

                                               1999               1998
                                         ------------------ ------------------
Fidelity Asset Manager                   $       1,508,986          1,192,425
Fidelity Magellan Fund                           3,436,326          2,252,346
Capital Preservation Fund                          860,617            757,071
PBHG Growth Fund                                 2,002,400            900,413
Putnam Vista Fund                                  841,936            434,550
Strong Government Securities                       702,561            662,811
Smithway Motor Xpress Corp.                      1,862,419          3,562,971
   common stock
Participant Loans                                  888,369            920,114
                                         ------------------ ------------------

                                         $      12,103,614         10,682,701
                                         ================== ==================




Included in net investment income (loss) for the years ended December 31, 1999 and 1998 was appreciation (depreciation) of investments (including gains and losses on investments bought and sold, as well as held during the year) of $752,545 and $1,515,792), respectively, as follows:

                                               1999               1998
                                         ------------------ ------------------
Registered investment companies          $       2,098,834            983,428
Common stock                                    (1,346,289)        (2,499,220)
                                         ------------------ ------------------

                                         $         752,545         (1,515,792)
                                         ================== ==================



                                                                      Schedule 1

                            SMITHWAY MOTOR XPRESS, INC. 401(k)
                          RETIREMENT SAVINGS AND INVESTMENT PLAN

                Item 27a - Schedules of Assets Held for Investment Purposes

                                December 31, 1999 and 1998

                                                                           1999
                                                               -----------------------------
                                                                                  Fair
                     Description                                   Cost          value
------------------------------------------------------         ------------- ---------------
Fidelity Asset Manager                                         $  1,420,645       1,508,986
Fidelity Magellan Fund                                            2,051,716       3,436,326
Capital Preservation Fund                                           860,617         860,617
PBHG Growth Fund                                                    905,998       2,002,400
Putnam Vista Fund                                                   648,424         841,936
Strong Government Securities                                        755,142         702,561
Smithway Motor Xpress Corp. common stock                            534,659       1,862,419
                                                               ------------- ---------------

                                                                  7,177,201      11,215,245

Loans to participants                                               888,369         888,369
                                                               ------------- ---------------

                                                               $  8,065,570      12,103,614
                                                               ============= ===============

                                                                           1998
                                                               -----------------------------
                                                                                  Fair
                     Description                                   Cost          value
------------------------------------------------------         ------------- ---------------
Fidelity Asset Manager                                         $  1,167,013       1,192,425
Fidelity Magellan Fund                                            1,071,276       2,252,346
Capital Preservation Fund                                           757,071         757,071
PBHG Growth Fund                                                    621,080         900,413
Putnam Vista Fund                                                   406,270         434,550
Strong Government Securities                                        652,345         662,811
Smithway Motor Xpress Corp. common stock                            688,765       3,562,971
                                                               ------------- ---------------

                                                                  5,363,820       9,762,587

Loans to participants                                               920,114         920,114
                                                               ------------- ---------------

                                                               $  6,283,934      10,682,701
                                                               ============= ===============

See accompanying independent auditors' report.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        SMITHWAY MOTOR XPRESS, INC. 401(K)
                                        RETIREMENT SAVINGS AND INVESTMENT PLAN

Date:  June 28, 2000
                                                /s/ Tom Nelson
                                        By:_____________________________________
                                                Tom Nelson, Administrator